

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2023

Richard M. Brooks
Chief Executive Officer
Zumiez Inc.
4001 204th Street SW
Lynnwood, Washington 98036

> **Re: Zumiez Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 21, 2023**
> **File No. 000-51300**

Dear Richard M. Brooks:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Disclosure Review Program